

Mail Stop 3561

January 12, 2009

Mr. Zev Weiss
Chairman, President and Chief Executive Officer
American Greetings Corporation
One American Road
Cleveland, Ohio 44144

Re: **American Greetings Corporation**
Forms T-3 and T-3/A
Filed December 30, 2008 and January 7, 2009
File Nos. 22-28882 and 22-28883

Dear Mr. Weiss:

We are monitoring your filing for compliance with our comment letter dated December 18, 2008 regarding your Form 10-K for fiscal year ended February 29, 2008.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Trust Indenture Act of 1939 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to this letter, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Legal Branch Chief

cc: Chris Haffke (*via facsimile*)
         216-252-6741